The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 4, 2009

Mr. Evan S. Jacobson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561
Telephone Number: (202) 551-3428
Fax Number: (703) 813-6981

Re:	Restaurant Concepts of America, Inc.
Registration Statement on Form S-l
File No. 333-160517
Filed July 10, 2009

Dear Mr. Jacobson,

In response to your comment letter dated July 31, 2009, Restaurant Concepts of America, Inc. (the “Company,” “Restaurant Concepts,” “we,” and “us”) has provided its responses below.

Outside Cover Page of Prospectus

1.
We note that certain disclosure in this section, such as your discussion of shell companies and blank check companies, contains legal jargon that does not appear to comply with the plain English principles of Rule 421(d) of Regulation C. Rule 42l (d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. Please revise your disclosure as appropriate.

RESPONSE:

The Company has removed the disclosure of its shell company, non-blank check company status from the outside cover page of the prospectus.

Prospectus Summary

2.	Please revise this section, and the "Summary of the Offering" section, to clearly state that your accountants have issued a going concern opinion.

RESPONSE:

The Company has added a “Going Concern” heading to its “Summary of the Offering” section and has further described the fact that its accountants have issued a going concern opinion.

Executive Compensation

3.
Please revise your footnotes to the summary compensation table, or your disclosure in the Compensation Discussion and Analysis section, to explain why the shares of common stock were awarded to Messrs. Cho and Wainscott, as well as how the specific amounts were determined. See Item 402(o) of Regulation S-K.

RESPONSE:

The Company has revised the Registration Statement to include a disclosure under summary compensation of the reason for the issuance of the shares to Mr. Cho and Mr. Wainscott and how the specific amounts were determined.

4.
Given that Mr. Wainscott is a director and not a named executive officer, it appears that you should include a separate summary compensation table consistent with the requirements of Item 402(r) of Regulation S-K. Please explain, or revise, as appropriate.

RESPONSE:

The Company has revised the Registration Statement to include a separate Director’s compensation table to report Mr. Wainscott’s compensation as required by Item 402(r) of Regulation S-K.

Description of Business

Business Overview

5.
We note your disclosure on page 21 that you are "currently in negotiations to finalize a contract to provide introductions to new and existing regional restaurant concepts in Texas, which [you hope] to finalize shortly after the filing of the Registration Statement." This disclosure appears to be inconsistent with your disclosure elsewhere in the registration statement, such as on page 5, that you do not have any "restaurant concepts which [you] are aware of and/or have contracted with." Please explain the inconsistency, or revise your disclosure so that it is consistent. If you have already closed the transaction, please revise to discuss the material details of the transaction. Please describe in your response letter the status of the negotiations and the nature of the restaurant concepts that are the subject matter of the negotiations.

RESPONSE:

The Company has revised its disclosures to include a discussion of its August 4, 2009 agreement with Restaurant Growth Partners under “Business Overview”, to revise the previous disclosure regarding the fact that the Company had not contracted with and/or was aware of any restaurant concepts (as previously described on page 5), and has also attached the Restaurant Growth Partners Agreement as an exhibit to the amended Registration Statement.

Competition

6.
We note that you have identified La Madeleine, Atlanta Bread Company, and Panera Bread as competitors. Considering that you have not begun operations, have plans to operate as restaurant holding company, and have disclosed that you are currently in negotiations to finalize a contract to provide introductions to new and existing regional restaurant concepts in Texas, please clarify why you anticipate that these three entities will be your "biggest" competitors. If your current plan to "specialize in the development and expansion of proven independent restaurant concepts" is focused on sandwich and bakery-cafe style restaurants in Texas, please state this.

RESPONSE:

The Company has revised its disclosures under “Competition” to include a broader definition of the Company’s potential competitors and to refer to the specific franchises described above as “potential competitors” of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

7.
We note that you estimate the need for approximately $500,000 of additional funding during the next twelve months to continue your business operations and expand your operations as planned, and that you believe you can continue your operations for approximately the next nine months if no additional financing is raised. Please revise to include a more detailed discussion of your business plans if no additional funds are raised. Also provide a more detailed discussion of your plans if less than $500,000 is raised.

RESPONSE:

The Company has expanded its discussion of its business plans if no additional funds are raised as you have requested.

Undertakings

8.	Undertaking 4 appears inapplicable because the offering is not a primary offering of your securities. Please explain, or revise, as appropriate.

RESPONSE:

The Company has revised the Registration Statement to remove the undertaking.

9.	Undertakings 6 and 7 appear inapplicable because you are not relying on Rule 430A. Please explain, or revise, as appropriate.

RESPONSE:

The Company has revised the Registration Statement to remove the undertaking.

10.	Undertaking 8(a) appears inapplicable because you are not relying on Rule 430B. Please explain, or revise, as appropriate.

RESPONSE:

The Company has revised the Registration Statement to remove the undertaking.

Exhibit 5.1

11.
We note that the legal opinion states that the shares "will, when sold by the Selling Shareholders as described in the Registration Statement, be legally issued, fully paid and non-assessable." The prospectus indicates that the shares have already been issued to the Selling Shareholders. The legal opinion should be revised to remove the suggestion that they will not be legally issued, fully paid and non-assessable until sold under the registration statement.

RESPONSE:

We have revised the opinion to remove the suggestion that the shares will not be legally issued, fully paid and non-assessable until sold under the registration statement.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate